ALL BETTER CO.

Reimagining First Aid with Nature-Inspired Formulas and Mom-Approved Design



Better Bandage
All Better Co.
25
All Better Co

allbetterco.com Los Angeles, CA

Featured Investors

S

Stephanie Steingold Bressler
Syndicate Lead

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Invested
$10,000

"As a mother of three kids, I am constantly seeking the best for my family. Since my first time using All Better CO's Don't Scratch That pen, I have been consistently impressed with the quality and efficacy of the products. Merav and Stacy have struck gold with ABC and their products should be a part of every family's toolkit. As an investor, I am so proud to be a part of the growth of this brand and am so excited to see its success and cannot wait to see what's next!"

Other investors include Renew Venture Capital

Our Team



Merav Goldman CO-FOUNDER, CHIEF EXECUTIVE OFFICER



Stacy Bernstein CO-FOUNDER, CHIEF BRAND OFFICER

Invest in moms making it all better.


All Better Co.
All Better Co.

First aid, reimagined for every body

The first aid aisle hasn't changed much in 100 years. Current solutions use ingredients that have not been revisited in decades, while consumers' appetite for clean, natural and plant-based formulas continue to grow. The easy availability of these products through various sales channels including specialty stores, pharmacies, and online has contributed to the growth of the market (**source**).

The category is everywhere and the personal care market is massive — $428.8B (**source**) — but it suffers from a lack of innovation, fragmentation and dated formulas that don't work

for every body. Consumers want convenience and products that work better.



Plant-powered proprietary formulations | No forever chemicals | Innovative, accessible design

The lack of innovation created a multi-billion dollar opportunity for one brand to unify the first aid aisle. It's time to make it **all better.**

Who better to solve the problem than moms?!

When it comes to everyday bumps, bites and burns, who knows better than mom? All Better Co. was founded by Stacy Bernstein and Merav Goldman, two LA-based entrepreneurial moms on a mission to modernize and innovate the first aid category with practical, clean and effective products



They met in the school pick-up line and connected over their need for products that worked better for their families' skin. Frustrated and fed up with outdated formulations and subpar packaging (not to mention sterile branding), they realized that

no one was doing anything to bring better products to the market. So they set out to create first aid products that are easy to apply and safe for daily use by the whole family, disrupting a category dominated by harsh, unpleasant chemicals that aren't safe for routine use.

Demand based on need

Our skincare product lines run across some of the fastest growing consumer segments in the US. Our proprietary product offerings give us a unique foothold across these markets, and have garnered a cult-like following among moms.


All Better Co.
Body Skincare $5.17B
CAGR 2.83% thru 2028
Skin Treatment $3.49B
CAGR 8.13% thru 2028
Sun Care $2.29B
CAGR 2.12% thru 2028
Wound Care $1.15B
CAGR 0.52% thru 2028
All Better Co All Segments

A whole customer approach to own the market

They launched in 2022 with the award-winning Don't Scratch That pens and patches, which gained a cult-like following and kicked off a growing line of first aid and personal care products including wound care, after sun care, bug care, skin care and more. Because when you know better, you do better.

	All Better Co	Welly	Band-Aid	Benadryl	Neosporin	AfterBite
better for you ingredients	✓	✗	✗	✗	✗	✗
Innovative packaging / applications	✓	✗	✗	✗	✗	✗
products in multiple verticals	✓	✗	✓	✓	✗	✗
modern aesthetic	✓	✓	✗	✗	✗	✗


D2C
Gross Margin: AVG 80%
Consumer: Women 30-50yo
User: Anyone with skin
E-commerce / Social
amazon
Walmart Marketplace
MAISONETTE
TikTok Shop
FLIP
Wholesale
Gross Margin: AVG 80%
CHAIN/MASS
SUNSET FOODS
Clark's Nutrition Natural Foods Market
metropolitanmarket.
INDEPENDENT/SPECIALTY
EREWHON
HAPPIER GROCERY
PopUp Grocer
LUXURY/HOSPITALITY
AUTOCAMP
PENDRY
OJAI VALLEY INN
Montage
FOUR SEASONS

Margins will increase with economy of scale manufacturing

Innovating better products

Moms are always thinking four steps ahead. That combination of problem-solving, planning, creativity and prioritization are a recipe for All Better Co.'s innovative DNA. They partner with chemists to develop proprietary formulas featuring plant-forward ingredients, all made in the U.S and made for every body.


Better Bandage
All Better Co.
25
BAMBOO BANDAGES
Better Balm
All Better Co.
All Better Co.
All Better Co.

All Better Co. breaks the mold with innovative packaging for easy application, on-to-go use and unique dispensing mechanisms designed for even the squirmiest members of your family. They took better to heart with the branding as well, with a bright modern approach that appeals to a wider audience and sets them apart in the first aid aisle, online and at the playground.

It works better, it looks better, and it's for *every* body.

It works better, it looks better, and it's for *every body*.

Customers become ambassadors

★★★★★
It Works!
It works! It really does. Such a relief. Love that it is ALL NATURAL. Super easy to apply, not sticky and no residue. A must have for summer.
CARON

★★★★★
Game Changer!!
This pen has quickly become a favorite in our home. So easy to use. I now have one on hand at all times!
STELLA

★★★★★
Must have for every family!
Cute design, easy applicator, and a life saver for soothing itchy bites. Should be added to every sleep-away camp packing list!
SHIRA

★★★★★
This balm is the bomb!
The cooling sensation + no greasy residue makes this balm the actual bomb!
KATIE

★★★★★
Cannot recommend this product enough!
I used this balm on my daughter's dry spot and it left her skin moisturized & healed.Cannot recommend this product enough!
MADOLYN

★★★★★
Must have for summer
I tried Don't Scratch That Pen when I got bitten by a few mosquitos & was surprised by how well it worked! It stopped the itch quickly and kept the itch from coming back I am a huge believer in this product and will be telling all my friends about it!
ALICE

★★★★★
Top Notch!!
My family loves this kit. The patches and pen are so soothing and easy to use. I also love the portability. It is compact enough to fit inside my purse or backpack. I feel safe knowing these products are made with high quality ingredients and are all natural. So glad I found these products.
CARLYN

★★★★★
Kid Tested & Requested!!!
My daughter is an absolute mosquito magnet. The bites get really red and itchy and swell badly, she must be allergic. Once I discovered these patches, I started putting them on her and not only did they soothe her, but they seemed to heal within a short period - as if they had never been there at all. Love these and highly recommend.
BLAIR

What your investment makes possible

All Better Co. is addressing brand fragmentation by expanding across the category, including the launch of Better Ointment, Better Bandages (compostable and latex-free) and Better Wipes this year. Your investment supports continued expanding product lines and scaling inventory to meet demand while further increasing profit margin.


2022
2023
2024
2025
2026+
Bugs
Hydration
Wound Care
After Sun

All Better Co. will adjust existing product packaging for larger retail distribution and increase wholesale and new retail partnerships. This offering also funds strengthening our already growing brand position with consumers to make All Better Co a beloved household staple far and wide, including expanding marketing activity into Amazon and Walmart.


Investing for Better | All Better Co. Purpose Round
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